               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 3)

                 PROVIDENT FINANCIAL GROUP, INC.
      -----------------------------------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
            ----------------------------------------
                 (Title of Class of Securities)

                           743866 10 5
                      ---------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           See Item 5
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box [ ].


                        Page 1 of 5 Pages

CUSIP NO. 743834-20-2       13D Page            2 of 5 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lou Ann Flint

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [    ]
                                                (b) [    ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
     2,418,521

8    SHARED VOTING POWER
     ---

9    SOLE DISPOSITIVE POWER
     2,418,521

10   SHARED DISPOSITIVE POWER
     ---

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,418,521 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                     [     ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8% (See Item 5)

14   TYPE OF REPORTING PERSON*
     IN

Item 1.   Security and Issuer.

     This Amendment to Schedule 13D is filed on behalf of Lou Ann Flint (the "Reporting Person"), relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. ("Provident"). The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this amendment are either not amended or are not applicable.

Item 5.   Interest in Securities of the Issuer.

      As of October 31, 1997, the Reporting Person beneficially owned 2,418,521 shares (or approximately 5.8% of the outstanding shares) of Provident Common Stock as follows:

                Holder                   Number of Shares
              -----------------          ----------------
              Lou Ann Flint (a)                   450
              Trust (b)                     2,418,071
                                         ------------
              Total:                        2,418,521

      (a) These shares are held by the Reporting Person as custodian for her minor children.

      (b) These shares are held in a trust for which the Reporting Person acts as sole trustee with voting and dispositive power. The grantor of the trust is Edyth B. Lindner, wife of Carl H. Lindner, and the beneficiaries of the trust are Mrs. Lindner and her sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

      On October 1, 1997, the Reporting Person distributed 78,152 shares to Mrs. Lindner. As of October 31, 1997, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Person.

Item 7.   Material to be filed as Exhibits.

          (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997
                              James C. Kennedy
                              -------------------------------
                              James C. Kennedy as
                              Attorney-in-Fact for Lou Ann Flint

                                             Exhibit 1

                        POWER OF ATTORNEY
                        -----------------


     I, Lou Ann Flint, do hereby appoint James E. Evans and James
C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of December, 1995.



                                 Lou Ann Flint
                                 -------------------------------
                                 Lou Ann Flint